Registration Statement No. 333-151501
Filed pursuant to Rule 424 (b) (2)

Pricing Supplement To Prospectus dated July 18, 2008 and Prospectus Supplement dated July 18, 2008
United Mexican States
U.S. $80,000,000,000 Global Medium-Term Notes, Series A
Due Nine Months or More From Date of Issue
U.S. $1,000,000,000 5.125% Global Notes due 2020
The notes will mature on January 15, 2020. Mexico will pay interest on the notes on January 15 and July 15 of each year, commencing July 15, 2010. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.
The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated July 18, 2008, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.
The notes will be consolidated and form a single series with, and be fully fungible with, the outstanding U.S. $1,000,000,000 5.125% Global Notes due 2020 (CUSIP No. 91086QAY4, ISIN US91086QAY44, Common Code 047970580) previously issued by Mexico.
Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.
The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to		Underwriting		Proceeds to Mexico,
	Public(1)		Discounts		before expenses
Per note	100.956%		0.250%		100.706%
Total	U.S. $	1,009,560,000	U.S. $	2,500,000	U.S. $1,007,060,000

(1)	Plus accrued interest from January 15, 2010.
The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about March 11, 2010.

Joint Lead Managers

J.P. Morgan	Morgan Stanley

March 4, 2010

Pricing Supplement

About this Pricing Supplement	PS-3

Description of the Notes	PS-4

Recent Developments	PS-7

Plan of Distribution	PS-16

Notice to Canadian Residents	PS-21

Prospectus Supplement

About this Prospectus Supplement	S-3

Summary	S-4

Risk Factors	S-7

Description of the Notes	S-11

Taxation	S-23

Plan of Distribution	S-31

Glossary	S-37

Annex A — Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2

Forward-Looking Statements	2

Data Dissemination	3

Use of Proceeds	3

Description of the Securities	4

Plan of Distribution	14

Official Statements	15

Validity of the Securities	16

Authorized Representative	17

Where You Can Find More Information	17

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT
This pricing supplement supplements the accompanying prospectus supplement dated July 18, 2008, relating to Mexico’s U.S. $80,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated July 18, 2008 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.
You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.
Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:
•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;
•	it has not omitted other facts, the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and
•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

DESCRIPTION OF THE NOTES
Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	U.S. $1,000,000,000

Issue Price:	100.956%, plus accrued interest from January 15, 2010

Issue Date:	March 11, 2010

Maturity Date:	January 15, 2020

Specified Currency:	U.S. dollars

Authorized Denominations:	U.S. $2,000 and integral multiples thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate:	5.125% per year, accruing from January 15, 2010

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, commencing on July 15, 2010

Regular Record Dates:	The January 11 or July 11 of each year preceding the relevant interest payment date

Optional Redemption:	☑ Yes ☐ No

Mexico will have the right at its option, upon giving not less than 30 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points over (ii) the principal amount of the notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means, any of Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman Sachs & Co., Morgan Stanley & Co. Incorporated, and Barclays Capital Inc. or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

Fungibility
The notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $1,000,000,000 5.125% Global Notes due 2020 (CUSIP No. 91086QAY4, ISIN US91086QAY44, Common Code 047970580).

Optional Repayment:	☐ Yes ☑ No

Indexed Note:	☐ Yes ☑ No

Foreign Currency Note:	☐ Yes ☑ No

Managers:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	91086QAY4

ISIN:	US91086QAY44

Common Code:	047970580

Fiscal Agent, Principal Paying Agent, Calculation Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	KBL European Private Bankers S.A.

Further Issues:
Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes, as applicable, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:
The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated July 18, 2008.

RECENT DEVELOPMENTS
The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2008. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
Gross Domestic Product
According to preliminary figures, Mexico’s gross domestic product (GDP) decreased by 6.5% in real terms during 2009 as compared to 2008. The commerce sector decreased by 14.5%; the manufacturing sector by 10.2%; the accommodation and food services sector by 9.6%; the transportation and warehousing sector by 8.1%; the construction sector by 7.5%; the professional, scientific and technical services sector by 5.7%; the administrative support, waste management and remediation services sector by 5.4%; the real estate, rental and leasing sector by 5.3%; the education services sector by 4.5%; the finance and insurance sector by 3.8%; the management of companies and enterprises sector by 3.7%; the arts, entertainment and recreation sector by 2.3%; the health care and social assistance sector by 0.1%; and other services (except public administration) by 2.7%, each in real terms as compared to 2008. However, public administration increased by 3.7%; the agriculture, forestry, fishing and hunting sector by 1.8%; the information sector by 1.6%; the utilities sector by 1.2% and the mining sector by 1.0%, each in real terms as compared to 2008.
Prices and Wages
For 2009, inflation (as measured by the change in the national consumer price index) was 3.6%, 3.0 percentage points lower than for 2008.
During the first month of 2010, inflation was 1.1%, 0.9 percentage points higher than for the same month of 2009.
Interest Rates
During 2009, interest rates on 28-day Cetes averaged 5.4% and interest rates on 91-day Cetes averaged 5.5%, as compared to average rates on 28-day Cetes of 7.7% and on 91-day Cetes of 7.9% during 2008.
During the first two months of 2010, interest rates on 28-day Cetes averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 7.4% and on 91-day Cetes of 7.5% during the same period of 2009.
On February 25, 2010, the 28-day Cetes rate was 4.5% and the 91-day Cetes rate was 4.7%.
Principal Sectors of the Economy
Petroleum and Petrochemicals
The following is based on the preliminary, unaudited annual financial information of PEMEX for the year ended on December 31, 2009. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and their subsidiary companies. Total sales, including revenues from services, decreased by 17.7% during 2009, to Ps. 1,094.2 billion, from Ps. 1,329.0 billion in 2008. This decrease in total sales was due to lower crude oil prices and decreased volume of crude oil exports.

Domestic sales decreased by 12.3%, to Ps. 596.4 billion during 2009, from Ps. 679.8 billion in 2008, primarily due to widespread price decreases affecting natural gas, petroleum products and petrochemicals, as well as decreases in the sales volumes of petroleum products and petrochemicals. Total export sales decreased by 23.6%, to Ps. 492.5 billion in 2009, from Ps. 644.4 billion in 2008, primarily due to decreases in crude oil prices and the volume of crude oil exports.
In 2009, PEMEX reported a net loss of Ps. 46.1 billion on Ps. 1,094.2 billion in total sales revenues, as compared with a net loss of Ps. 112.1 billion on Ps. 1,329.0 billion in total sales revenues in 2008. This reduction in net loss in 2009 as compared to 2008 resulted primarily from lower cost of sales, mainly due to reduced purchases of imported products.
Financial System
Central Bank and Monetary Policy
During 2009, the M1 money supply increased by 5.1% in real terms, as compared with 2008. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at December 31, 2009 was 4.9% greater in real terms than at December 31, 2008, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2009 was 1.4% greater in real terms than the amount of checking account deposits at December 31, 2008.
At December 31, 2009, financial savings were 2.6% greater in real terms than financial savings at December 31, 2008. Savings generated by Mexican residents were 2.1% greater in real terms and savings generated by non-residents were 10.7% greater in real terms than their respective levels at December 31, 2008.
During January 2010, the M1 money supply increased by 4.7% in real terms, as compared with the same month of 2009. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at January 31, 2010 was 3.7% greater in real terms than at January 31, 2009, while the aggregate amount of checking account deposits denominated in pesos at January 31, 2010 was 2.3% greater in real terms than the amount of checking account deposits denominated in pesos at January 31, 2009.
At January 31, 2010, financial savings were 0.6% greater in real terms than financial savings at January 31, 2009. Savings generated by Mexican residents were 0.15% lower in real terms and savings generated by non-residents were 13.1% greater in real terms at January 31, 2010 than their respective levels at January 31, 2009.
At December 31, 2009, the monetary base totaled Ps. 632.0 billion, a 9.2% increase in nominal terms, from the level of Ps. 577.5 billion at December 31, 2008. At February 28, 2010, the monetary base totaled Ps. 584.2 billion, a 7.6% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009.
In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009.

On December 9, 2009, President Felipe Calderón appointed Ernesto Cordero as Secretary of Finance and Public Credit. On December 28, 2009, President Calderón appointed Agustín Carstens, previously Secretary of Finance and Public Credit, as Governor of Banco de México for a six-year term that commenced January 1, 2010.
The Securities Market
At December 31, 2009, the Mexican Stock Market Index stood at 32,120.5 points, representing a 43.5% nominal increase from the level at December 31, 2008. At March 2, 2010, the Mexican Stock Market Index stood at 32,055 points, representing a 0.2% decrease from the level at December 31, 2009.
Banking Supervision and Support
At December 31, 2009, the total amount of past-due loans of commercial banks was Ps. 60.6 billion, as compared to Ps. 60.7 billion at December 31, 2008. At December 31, 2009, the total loan portfolio of the banking system was 0.4% higher in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 3.1% at December 31, 2009, as compared to 3.2% at December 31, 2008. The amount of loan loss reserves held by commercial banks totaled Ps. 105.3 billion at December 31, 2009, as compared to Ps. 97.9 billion at December 31, 2008. At this level, commercial banks had reserves covering 173.9% of their past-due loans at December 31, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
External Sector of the Economy
Foreign Trade
According to preliminary figures, during the year ended December 31, 2009, Mexico registered a trade deficit of U.S. $4.7 billion, as compared with a trade deficit of U.S. $17.3 billion for 2008. Merchandise exports decreased by 21.2%, to U.S. $229.7 billion during 2009, as compared to U.S. $291.3 billion in 2008. During 2009, petroleum exports decreased by 39.0% and non-petroleum exports decreased by 17.4%, each as compared with 2008. Exports of manufactured goods, which represented 82.5% of total merchandise exports, decreased by 17.9% during 2009, as compared with exports of manufactured goods during 2008.
According to preliminary figures, during the year ended December 31, 2009, total imports decreased by 24.0% to U.S. $234.4 billion, as compared to U.S. $308.6 billion for 2008. During 2009, imports of intermediate goods decreased by 22.9%, imports of capital goods decreased by 21.6% and imports of consumer goods decreased by 31.5%, each as compared to 2008.
Balance of International Payments
According to preliminary figures, during 2009, Mexico’s current account registered a deficit of 0.6% of GDP, or U.S. $5.2 billion, as compared to a deficit of U.S. $15.9 billion in 2008. The capital account registered a surplus during 2009 of U.S. $14.5 billion, as compared with a surplus of U.S. $24.5 billion during 2008. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $26.7 billion during 2009 as compared to U.S. $28.0 billion during 2008, and was composed of foreign direct investment totaling U.S. $11.4 billion and net foreign portfolio investment inflows totaling U.S. $15.3 billion.
At December 31, 2009, Mexico’s international reserves totaled U.S. $90.8 billion, an increase of U.S. $5.4 billion as compared to international reserves at December 31, 2008. The net international assets of Banco de México totaled U.S. $99.9 billion at December 31, 2009, an increase of U.S. $4.6 billion as compared to net international assets at December 31, 2008.

At February 26, 2010, Mexico’s international reserves totaled U.S. $94.5 billion, an increase of U.S. $3.6 billion as compared to international reserves at December 31, 2009. At February 26, 2010, the net international assets of Banco de México totaled U.S. $100.0 billion, an increase of U.S. $140 million as compared to net international assets at December 31, 2009.
On October 8, 2008, Banco de México announced a new policy under which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million. In addition, Banco de México announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated as compared to the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the value of the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the value of the daily additional auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the daily additional auctions would be suspended as from October 1, 2009; however, depreciation contingent auctions would remain unchanged. In addition, Banco de México maintains the ability to conduct special auctions whenever they are required by market conditions. From October 9, 2008 through October 1, 2009, Mexico sold an aggregate of U.S. $10.3 billion through the special daily auctions. Additionally, from October 9, 2008 through March 3, 2010, Mexico sold an aggregate of U.S. $8.3 billion through the depreciation-contingent auctions.
On February 22, 2010, the Comisión de Cambios (Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.
Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The amount of options available for auction each month will be U.S. $600 million.
The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or “FIX”) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date.
Direct Foreign Investment in Mexico
According to preliminary figures, during the year ended December 31, 2009, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $11.4 billion as compared to U.S. $23.2 billion during 2008. Of the 2009 total amount, 42.3% was directed to manufacturing, 22.6% to financial services, 10.4% to commerce, 0.4% to transportation and communications, 4.0% to mining, 4.0% to construction, 0.1% to farming and 16.1% to other services. By country of origin, during 2009, 50.9% came from the United States (not including Puerto Rico), 12.8% from the Netherlands, 10.2% from Puerto Rico, 9.1% from Canada, 3.7% from the United Kingdom, 5.5% from Spain and 7.8% from other countries.
Exchange Controls and Foreign Exchange Rates
The peso/U.S. dollar exchange rate announced by Banco de México on March 2, 2010 (to take effect on the second business day thereafter) was Ps. 12.7259 = U.S. $1.00.

Public Finance
Revenues and Expenditures
According to preliminary figures for the year ended December 31, 2009, the public sector registered a deficit of Ps. 274.5 billion, which exceeded the approved budgetary deficit by Ps. 47.0 billion, which was comprised of (i) an increase of Ps. 23.6 billion in physical investments by PEMEX, as a result of the depreciation of the exchange rate and (ii) an additional public deficit, excluding physical investments by PEMEX, of Ps. 23.4 billion, corresponding to 0.2% of GDP.
According to preliminary figures, during 2009, public sector budgetary revenues decreased by 6.5% in real terms as compared to 2008. Oil revenues decreased by 21.4% in real terms and non-oil tax revenues increased by 2.2% in real terms. Non-tax revenues, excluding those from PEMEX, as a percentage of total public sector budgetary revenues, increased to approximately 13.6% at the end of 2009 from approximately 5.2% during 2008.
According to preliminary figures, during 2009, public sector budgetary expenditures increased by 2.2% in real terms as compared to public sector budgetary expenditures during 2008. During 2009, public sector financing costs increased by 10.0% in real terms as compared to 2008.
2010 Budget and Fiscal Package
On September 8, 2009, the Executive submitted to Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.
On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the “2010 Budget”) was published in the Official Gazette of the Federation and became effective on January 1, 2010.
The Economic Package approved by Congress for 2010 includes a budgetary deficit (excluding PEMEX’s physical investment) of Ps. 90 billion (0.7% of GDP). The total deficit approved (including PEMEX’s physical investment) is equivalent to 2.8% of GDP.
The 2010 Revenue Law approved by Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by Congress are expected to result in an estimated increase of non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.
The 2010 Budget allows the Government to increase expenditures in the following areas and by the following percentages, as compared to the 2009 Budget: education, 2.5%; social security, 18.4%; social assistance, 17.0%; transportation and communications, 3.7%; and sustainable development, 14.9%.

The preliminary results for 2007, 2008 and 2009, as well as the budget assumptions and targets for the 2009 and 2010 Budgets, are presented below.
2007, 2008 and 2009 Results;
2009 and 2010 Budget Assumptions and Targets

	2007	2008	2009	2009	2010
	Results(1)	Results(1)	Results(1)	Budget(2)	Budget(5)
Real GDP growth (%)	3.3%	1.5%	(6.5%)	1.8%	3.9%(6)
Increase in the national consumer price index (%)	3.8%	6.5%	3.6%	3.8%	3.3%
Average export price of Mexican oil mix (U.S. $/barrel)	$61.64	$84.35	$57.44	$70.00(3)	$59.00(3)
Current account deficit as % of GDP	0.8%	1.5%	0.6%	n.a.	n.a.
Average exchange rate (Ps./$1.00)	10.9	11.2	13.5	11.7	13.8
Average rate on 28-day Cetes (%)	7.2%	7.7%	5.4%	8.0%	4.5%
Public sector balance as % of GDP(4)	0.0%	(0.1%)	(2.3%)	(1.8%)	(0.7%)
Primary balance as % of GDP(4)	2.2%	1.8%	(0.1%)	0.5%	(0.5%)

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.

(2)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.

(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 Budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was $70.00 in the fiscal year 2009 and $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.

(4)	Excluding physical investments by PEMEX.

(5)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.

(6)	On February 17, 2010, the Ministry of Finance announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 3.0% to 3.9%.
n.a.: Not available.
Source: Ministry of Finance and Public Credit.
Public Debt
Internal Public Debt
Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at September 30, 2009, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.
According to preliminary figures, at December 31, 2009, the net internal debt of the Government totaled Ps. 2,451.8 billion, as compared to Ps. 2,332.7 billion of net internal debt at December 31, 2008. At December 31, 2009, the gross internal debt of the Government totaled Ps. 2,702.8 billion, as compared to Ps. 2,401.3 billion of gross internal debt at December 31, 2008. This total gross internal debt at December 31, 2009 was comprised of Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt, as compared to Ps. 281.3 billion of short-term debt and Ps. 2,120.1 billion of long-term debt at December 31, 2008. The average maturity of the Government’s internal debt decreased by 0.02 years during 2009, from 6.36 years at December 31, 2008 to 6.34 years at December 31, 2009. The Government’s financing costs on internal debt totaled Ps. 173.3 billion, or 1.5% of GDP, during 2009, an increase of 9.11%, or 0.2% of GDP, as compared to 2008.

External Public Debt
The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. For purposes hereof, long-term debt includes all debt with maturities of one year or more.
According to preliminary figures, at December 31, 2009, outstanding public sector gross external debt equaled U.S. $96.4 billion, an increase of approximately U.S. $39.4 billion from U.S. $56.9 billion at December 31, 2008, primarily due to the recognition as public sector debt of certain Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $94.6 billion represented long-term debt while U.S. $1.8 billion represented short-term debt.
According to preliminary figures, at December 31, 2009, commercial banks held approximately 18.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.0%, bondholders held approximately 60.7% and other creditors held the remaining 0.9%.
According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2009 represented approximately 30.8% of nominal GDP, an increase of 5.7 percentage points as compared to December 31, 2008.

The following table sets forth a summary of the external public debt of Mexico and a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.
Summary of External Public Debt(1)
By Type

			Long-Term
	Long-Term Direct		Debt of
	Debt of the		Budget-		Other Long-						Total Long-
	Mexican		Controlled		Term Public		Total Long-		Total Short-		and Short-
	Government		Agencies		Debt(2)		Term Debt		Term Debt		Term Debt
	(in millions of dollars)
December 31,
2004	U.S. $	48,561	U.S. $	10,636	U.S. $	17,952	U.S. $	77,149	U.S. $	2,077	U.S. $	79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009(4)		47,350		41,048		6,202		94,600		1,754		96,354
By Currency(3)

	December 31,
	2004		2005		2006		2007		2008		2009(4)
	(in millions		(in millions		(in millions		(in millions		(in millions		(in millions
	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)
U.S. dollars	71,220	89.9	65,480	91.4	50,760	92.7	44,309	80.0	47,851	84.0	77,919	80.9
Japanese yen	2,937	3.7	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7
Pounds sterling	186	0.2	80	0.1	91	0.2	1,040	1.9	687	1.2	716	0.7
Swiss francs	236	0.3	171	0.2	175	0.3	423	0.8	410	0.7	1,981	2.1
Others	4,647	5.9	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6

Total	79,226	100.0	71,675	100.0	54,766	100.0	55,355	100.0	56,939	100.0	96,354	100.0

Note:	Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at December 31, 2009), (b) external borrowings by the public sector after December 31, 2009 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.

Source: Ministry of Finance and Public Credit.
Recent Securities Offerings
On December 11, 2009, Mexico issued Japanese yen 150 billion of notes guaranteed by the Japan Bank for International Cooperation (JBIC). These bonds were placed in the Japanese private market, bear interest at 2.22% per year and have a tenor of 10 years.
On January 15, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and give investors a yield to maturity of 5.25% for a tenor of 10 years.
On February 23, 2010, Mexico issued, in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2020. These bonds give investors a yield to maturity of 7.66% for a tenor of 10 years.

Rating Agency Considerations
On August 5, 2009, Moody’s affirmed its rating of Mexico’s foreign currency debt at Baa1, with a stable outlook. On November 23, 2009, Fitch Ratings downgraded Mexico’s foreign currency IDR to ‘BBB’ from ‘BBB+’ and local currency IDR to ‘BBB+’ from ‘A-’, with a stable outlook. On December 14, 2009, Standard & Poor’s (S&P) downgraded Mexico’s foreign currency IDR to ‘BBB’ from ‘BBB+’ and local currency IDR to ‘A’ from ‘A+’, with a stable outlook.
On December 14, 2009, S&P revised PEMEX’s ratings outlook from negative to stable, downgraded PEMEX’s long-term foreign currency credit rating from BBB+ to BBB and upgraded PEMEX’s long-term local currency credit rating from A- to A. In addition, S&P removed PEMEX from its credit watch list of companies with the potential for developing positive credit implications or improvements in ratings. These revisions from S&P follow its June 2009 publication of a new methodology for rating government-related entities, such as PEMEX. On December 23, 2009, Moody’s affirmed its Baa1 rating of PEMEX’s long-term foreign currency denominated debt.

PLAN OF DISTRIBUTION
The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of March 4, 2010, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes

J.P. Morgan Securities Inc.	U.S. $	500,000,000
Morgan Stanley & Co. Incorporated		500,000,000

Total	U.S. $	1,000,000,000

J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as joint lead managers and joint bookrunners in connection with the offering of the notes.
The managers plan to offer the notes directly to the public at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.
The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
In order to facilitate the offering of the notes, the joint lead managers (or, in the United Kingdom, an affiliate of J.P. Morgan Securities Inc.) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the joint lead managers may:
•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,
•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes, or
•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.
Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The joint lead managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

The managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico for which they received or will receive customary fees and expenses. These transactions and services are carried out in the ordinary course of business.
The notes are being offered for sale in jurisdictions in the North America, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.
European Economic Area
In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:
(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
(c) in any other circumstances which do not require the publication by Mexico of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member state.

United Kingdom
Each manager has represented and agreed that:
1.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

2.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
Italy
Each manager has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the notes and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the notes may not and will not be offered, sold or delivered, nor may or will copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other documents relating to the notes be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (“Italian Finance Law”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.
Each manager has represented and agreed that any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (“Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchased in the offering occurs in compliance with applicable Italian laws and regulations.
This pricing supplement, the accompanying prospectus supplement and prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.
Italy has only partially implemented the Prospectus Directive. Accordingly, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.
Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

Hong Kong
The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
Japan
The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 or Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Mexico
The notes have not been and will not be registered with the National Securities Registry maintained by the CNBV and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.
The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.
It is expected that delivery of the notes will be made against payment therefor on the fifth day following the date hereof (such settlement cycle being referred to herein as “T+5”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next two business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next two business days should consult their own advisors.
The net proceeds to Mexico from the sale of the notes, not including accrued interest, will be approximately U.S. $1,006,945,875, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which is estimated to be approximately U.S. $114,125.
The managers have agreed to pay for certain expenses in connection with the offering of the notes.
Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that Mexico prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.
Representations of Purchasers
By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to Mexico and the dealer from whom the purchase confirmation is received that:
•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.
Rights of Action — Ontario Purchasers Only
Under Ontario securities legislation, a purchaser who purchases a security offered by this pricing supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against Mexico in the event that this pricing supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against Mexico. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, Mexico will have no liability. In the case of an action for damages, Mexico will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Taxation and Eligibility for Investment
Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

UNITED MEXICAN STATES
Secretaría de Hacienda y Crédito Público
Insurgentes Sur 1971, Torre III, Piso 7
Col. Guadalupe Inn
Delegación Álvaro Obregón
01020 MEXICO, D.F.
MEXICO
FISCAL AGENT AND PRINCIPAL PAYING AGENT
Citibank, N.A.
Global Agency & Trust Services
111 Wall Street, 5th Floor
New York, New York 10043
PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 5 Carmelite Street London EC4Y 0PA, England	KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg
LUXEMBOURG LISTING AGENT
KBL European Private Bankers S.A.
43, Boulevard Royal
L-2955 Luxembourg
LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.
LEGAL ADVISORS TO THE MANAGERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.